THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

ENVEL, INC.

CONVERTIBLE PROMISSORY NOTE

NOTE SERIES: SERIES I

"Principal Amount"	***"Date of Issuance"***
$[AMOUNT]	[EFFECTIVE DATE]

FOR VALUE RECEIVED, Envel, Inc., a Delaware corporation (the "**Company**") promises to pay to the undersigned investor or its registered assigns ("**Investor**"), in lawful money of the United States of America the Principal Amount set forth above, together with interest from the Date of Issuance of this Convertible Promissory Note (this "**Note**") on the unpaid Principal Amount at a rate equal to 5% simple interest per annum, computed on the basis of the actual number of days elapsed over a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) October 31, 2022 (the "**Maturity Date**"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof.

This Note is issued as part of a series of notes designated by the Note Series above (collectively, the **"Notes"**) and will be issued in a series of multiple closings to Investors.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Payments***.

(a) *Interest.* Accrued interest on this Note shall be payable at maturity unless otherwise converted as provided herein.

(b) *Voluntary Prepayment*. This Note may not be prepaid without the written consent of Investors holding more than 50% of the aggregate outstanding Principal Amount of the Notes of Investors (a "**Majority in Interest of Investors**").

2. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note and the other Notes:

(a) *Failure to Pay*. The Company shall fail to pay (i) when due any principal payment on the Maturity Date or (ii) any interest payment or other payment required under the terms of this Note or any other Note on the date due and such payment shall not have been made within five (5) Business Days of the Company's receipt of written notice to the Company of such failure to pay; or

(b) *Breaches of Covenants*. The Company shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note or the other Notes (other than those specified in **Section 2(a)**) and such failure shall continue for ten (10) business days after the Company's receipt of written notice to the Company of such failure; or

(c) *Representations and Warranties*. Any representation, warranty, certificate, or other statement (financial or otherwise) made or furnished by or on behalf of the Company to Investor in writing in connection with this Note or any of the other Notes, or as an inducement to Investor to enter into this Note and the other Notes, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished; or

(d) *Voluntary Bankruptcy or Insolvency Proceedings*. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, (iii) be dissolved or liquidated, (iv) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (v) take any action for the purpose of effecting any of the foregoing; or

(e) *Involuntary Bankruptcy or Insolvency Proceedings*. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement.

3. ***Rights of Investor upon Default***. Upon the occurrence of any Event of Default (other than an Event of Default described in **Sections 2(d)** or **2(e)**)) and at any time thereafter during the continuance of such Event of Default, Investor may, with the written consent of a Majority in Interest of Investors, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand,

protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Notes to the contrary notwithstanding. Upon the occurrence of any Event of Default described in **Sections 2(d)** and **2(e)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Notes to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it by the Notes or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4. ***Conversion***.

(a) *Automatic Conversion.* If the Company issues equity securities ("***Equity Securities***") in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $1,000,000, excluding conversion of the Notes and any other indebtedness (a "***Qualified Financing***"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the per share price paid by the purchasers of such equity securities in the Qualified Financing or (ii) the price equal to the quotient of $12,500,000 (the "***Valuation Cap")*** divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the current Notes). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

(b) *Conversion Procedure.*

(i) <u>Conversion Pursuant to Section 4(a)</u>. If this Note is to be automatically converted, written notice shall be delivered to Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company for the purpose of notice, notifying Investor of the conversion to be effected, specifying the conversion price, the Principal Amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur, which should be no later than simultaneously to the completion of the Qualified Financing, and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all documentation reasonably required by the Company including all financing documents executed by the investors in connection with such Qualified Financing. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; *provided, however*, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates for the number of shares to which

Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in **Section 4(b)(ii)**. Any conversion of this Note pursuant to **Section 4(a)** shall be deemed to have been made immediately prior to the closing of the Qualified Financing and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

(ii)   Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this paragraph, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(c) *Notices of Record Date*. In the event of:

(i)   Any taking by Company of a record of the holders of any class of securities of Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

(ii)   Any capital reorganization of Company, any reclassification or recapitalization of the capital stock of Company or any transfer of all or substantially all of the assets of Company to any other Person or any consolidation or merger involving Company; or

(iii)   Any voluntary or involuntary dissolution, liquidation or winding-up of Company,

Company will mail to Investor of this Note at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.

(d)   *Optional Conversion.* If the Next Equity Financing has not closed by the Maturity Date, at the option of the holders of a majority in interest of the Notes, the Notes and any accrued but unpaid interest thereon may be converted into Common Stock of the Company (a "Maturity Conversion") at a conversion price equal to the quotient of $12,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the conversion.

If this Note is to be optionally converted, written notice shall be delivered by the holder of this Note to the Company, notifying the Company of the conversion to be effected, specifying the

Principal Amount of the Note to be converted, together with all accrued and unpaid interest. Upon such conversion of this Note, Investor agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note). The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates for the number of shares to which Investor shall be entitled upon such conversion.

(e) *Automatic Conversion Upon a Sale of the Company.* Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, the Company will give the Investor at least five days prior written notice of the anticipated closing date of such Sale of the Company and then the Notes and any accrued but unpaid interest thereon shall be converted automatically into Common shares of the Company at a conversion price equal to $12,500,000, the Valuation Cap, divided by the Company's fully diluted pre-money capitalization as of the date immediately before the Sale of the Company.

(f) "***Sale of the Company***" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

5. ***Representations and Warranties of the Company***. The Company represents and warrants to each Investor that:

(a) *Due Incorporation, Qualification, etc.* The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted and as proposed to be conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or so licensed would have a material adverse effect on the Company.

(b) *Authority.* The execution, delivery and performance by the Company of each Transaction Document to be executed by the Company and the consummation of the transactions contemplated thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

(c) *Enforceability.* This Note, when duly executed and delivered by the Company will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d)   *Non-Contravention*. The execution and delivery by the Company of this Note and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's Certificate of Incorporation or Bylaws (as amended, the ***"Charter Documents"***) or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any Lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

(e)   *Authorization.* All corporate action on the part of the Company, the Board, and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note , when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(f)   *Governmental Consents*. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(g)   *No Violation or Default*. The Company is not in violation of or in default with respect to (i) its Charter Documents or any material judgment, order, writ, decree, statute, rule or regulation applicable to such Person; or (ii) any material mortgage, indenture, agreement, instrument or contract to which such Person is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default).

(h)   *Litigation*. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). To the Company's knowledge, there is no judgment, decree or order against the Company or any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Note, or that could reasonably be expected to have a material adverse effect on the Company.

(i)   *Intellectual Property*. To the best of its knowledge, the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as proposed to be conducted, the lack of which could reasonably be expected to have a material adverse effect on the Company. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(j) *Accuracy of Information Furnished.* None of the certificates, statements, documents, or information furnished to Investors by or on behalf of the Company in connection with the offer and sale of the Notes or the transactions contemplated thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company does not represent or warrant that it will achieve any financial projections provided to the Investors and represents only that such projections were prepared in good faith.

(k) *No "Bad Actor" Disqualification.* The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act (as defined below) ("Disqualification Events"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. For purposes of this Agreement, "Company Covered Persons" are those persons specified in Rule 506(d)(1) under the Securities Act; provided, however, that Company Covered Persons do not include (a) any Investor, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Investor

6. ***Representations and Warranties of Investors.*** Each Investor, for that Investor alone, represents and warrants to the Company upon the acquisition of a Note as follows:

(a) *Binding Obligation.* The Investor has full legal capacity, power, and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes a valid and binding obligation of Investor, enforceable in accordance with their terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) *Securities Law Compliance.* Investor has been advised that the Notes and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Such Investor is aware that Company is under no obligation to effect any such registration with respect to the Notes or the underlying securities or to file for or comply with any exemption from registration.

(c) *Knowledge and Experience.* Investor represents that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in this Note. Investor also represents it has not been organized solely for the purpose of acquiring this Note

(d) *Purchase Entirely for Own Account.* Investor acknowledges that this Note is issued to Investor in reliance upon Investor's representation to the Company that the Note will be acquired for investment for Investor's own account, not as a nominee or agent (except as may be set forth on Investor's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(e) *Access to Information.* Investor acknowledges that the Company has given such Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for such Investor to make an informed decision with respect to the purchase of the Notes.

(f) *Tax Advisors.* Investor has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Investor relies solely on any such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment and the transactions contemplated by this Agreement.

(g) *No "Bad Actor" Disqualification.* The Investor represents and warrants that neither (A) the Investor nor (B) any entity that controls the Investor or is under the control of, or under common control with, the Investor, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d) (2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Investor represents that the Investor has exercised reasonable care to determine the accuracy of the representation made by the Investor in this paragraph, and agrees to notify the Company if the Investor becomes aware of any fact that makes the representation given by the Investor hereunder inaccurate.

(h) *Foreign Investors.* If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Investor hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Investor's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Investor's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Investor's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

7.*Conditions to Closing of the Investors*. Each Investor's obligations at the applicable Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by all of the Investors:

(a) *Representations and Warranties*. The representations and warranties made by the Company in **Section 5** hereof shall have been true and correct when made and shall be true and correct on the Closing Date.

(b) *Governmental Approvals and Filings*. Except for any notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, the Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

(c) *Legal Requirements*. At the applicable Closing, the sale and issuance by the Company, and the purchase by the Investors, of the Notes shall be legally permitted by all laws and regulations to which the Investors or the Company are subject.

(d) *Proceedings and Documents*. All corporate and other proceedings in connection with the transactions contemplated at the applicable Closing and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Investors.

8. *Miscellaneous.*

(a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.*

(i) Subject to the restrictions on transfer described in this **Section 8 (a)**, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators, and transferees of the parties.

(ii) With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 8(a)** that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

(iii)   Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority in Interest of Investors.

(b) *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors; provided, however, that no such amendment, waiver or consent shall: (i) reduce the Principal Amount of this Note without Investor's written consent, or (ii) reduce the rate of interest of this Note without Investor's written consent. Investor acknowledges that by the operation of this paragraph, the Majority in Interest of Investors will have the right and power to diminish or eliminate all rights of such Investor under this Note, except as otherwise provided in this **Section 6(b)**.

(c) *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to Investor at the address set forth in the schedule of investors to be completed at the closing, and to Company at 695 Atlantic Avenue, 9th Floor, Boston MA 02111, or with regard to either party at such other address or facsimile number as either party shall have furnished to the other in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d) *Pari Passu Notes.* Investor acknowledges and agrees that the payment of all or any portion of the outstanding Principal Amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to the Investors of all of the Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

(e) *Usury.* In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(f) *Waivers.* The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(g) *Governing Law.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(h) *Waiver of Jury Trial; Judicial Reference.* By acceptance of this Note, Investor and the Company hereby agree to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any of the Notes. If the jury waiver set forth in this paragraph is not enforceable, then any claim or cause of action arising out of or relating to this Note or any of the other Notes or any of the transactions contemplated therein shall be before a judge sitting without a jury, under the judicial offices of the Court of Chancery in Delaware.

(i) *Counterparts.* This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

(j) *Attorneys' Fees.* If any action at law or in equity is necessary to enforce or interpret the terms of any of this Agreement or any Note issued hereunder, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(*Signature Page Follows*)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

ENVEL, INC.,
a Delaware corporation

Founder Signature

By:_____
       Stephen Le Roux, Chief Executive Officer

INVESTOR
[ENTITY NAME]

Investor Signature
_____
                (Signature)

[INVESTOR NAME]_____
              (Print)

[INVESTOR TITLE]_____
              (Title)

The Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

☐ Accredited

☐ Not Accredited